SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

J.C. Penney Company, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

 (Title of Class of Securities)

708160106

 (CUSIP Number)

Joseph Macnow
Executive Vice President - Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019
(212) 894-7000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Daniel S. Sternberg
Neil Whoriskey
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

November 9, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by Vornado Realty Trust, a Maryland real estate investment trust (“Vornado”), Vornado Realty L.P., a Delaware limited partnership (“VRLP”), VNO Fashion LLC, a Delaware limited liability company (“Fashion”) and VSPS I L.L.C., a Delaware limited liability company (“VSPS”, and together with Vornado, VRLP and Fashion, the “Reporting Persons”) with the Securities and Exchange Commission on October 8, 2010 (the “Schedule 13D”), relating to the common stock, par value $.50 per share (the “Common Shares”) of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3 and 5 are hereby amended and supplemented to add the following:

Item 3.          Source and Amount of Funds or Other Consideration.

On November 9, 2010, following expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Fashion exercised the Call Options to acquire 15,500,000 Common Shares for an aggregate exercise price of $189,777,350.  All of the funds required to exercise the Call Options were obtained from the capital of Vornado.

Item 5.          Interest in Securities of the Issuer.

(c)           On November 9, 2010, following expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, Fashion exercised the Call Options to acquire 15,500,000 Common Shares.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2010

VORNADO REALTY TRUST

By:	/s/ JOSEPH MACNOW
	Name:	Joseph Macnow
	Title:	Executive Vice President Finance and Administration, Chief Financial Officer

VORNADO REALTY L.P.
By:	Vornado Realty Trust, its general partner

	By:		/s/ JOSEPH MACNOW
	Name:		Joseph Macnow
	Title:		Executive Vice President- Finance and Administration, Chief Financial Officer

VNO FASHION LLC
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer

VSPS I L.L.C.
By:	Vornado Realty L.P., Its sole member
	By:	Vornado Realty Trust, its general partner

		By:	/s/ JOSEPH MACNOW
			Name:	Joseph Macnow
			Title:	Executive Vice President- Finance and Administration, Chief Financial Officer